3200 Cherry Creek Drive South, Suite 720

Denver, Colorado 80209

July 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Suzanne Hayes, Julie Sherman and Kevin Vaughn

Re:	Vitro Biopharma, Inc.

Registration Statement on Form S-1

Filed on July 17, 2023

File No. 333-267366

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned registrant hereby respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above (the “Registration Statement”) be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on August 2, 2023, or as soon thereafter as practicable. In making this acceleration request, the undersigned registrant acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Polsinelli PC, by calling Scott Berdan at (303) 583-8235.

Thank you for your assistance with this matter.

Sincerely,

VITRO BIOPHARMA, INC.

/s/ Nathan Haas
Name:	Nathan Haas
Title:	Chief Financial Officer

cc:	Scott Berdan, Esq., Polsinelli PC
Tyler Weigel, Esq., Polsinelli PC
Shashi Khiani, Esq., Polsinelli PC